UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul optimizes fleet and reduces total debt by R$325 million

Airline to replace part of its ATR fleet with next-generation aircraft

São Paulo, October 11 – Azul S.A. (B3: AZUL4, NYSE:AZUL) announces today the sale of ten ATR 72-600 aircraft to Nordic Aviation Capital (“NAC”) resulting in a total debt reduction of approximately R$ 325 million. Five aircraft are expected to leave the fleet by the end of 2017 and the remaining aircraft are expected to leave the fleet early 2018.  The sale agreement with NAC also includes the delivery of three new ATR 72-600 aircraft under operating leases in 2017.

“We will continue to deploy ATRs to explore new markets and to fly shorter regional routes, however, as we expand our network over the next few years, it is only natural that we replace smaller aircraft with larger next generation aircraft. In line with our fleet strategy of having the right type of aircraft for the markets we serve, we have identified several markets that are ready to be upgraded to larger aircraft” said John Rodgerson, Azul’s CEO.

“We are delighted to have completed this transaction with such a valued customer like Azul,’ said Martin Moller, Chairman of Nordic Aviation Capital. We see strong demand for ATR 72-600 aircraft both now, and in the future, so we are taking the opportunity to acquire a large number of top quality aircraft from Azul.  This is not the first time we have purchased and remarketed aircraft from Azul and the response from the new operators of these aircraft has been so positive that we have decided to acquire even more aircraft. We are already talking to several parties about these aircraft, so we expect that we will find a new home for the aircraft very quickly.”

The sale of the ten ATRs was already included in Azul’s 2017 and 2018 fleet plan of having 122 and 128 operating aircraft by the end each year, respectively.  In addition, the company expects to grow 11% to 13% in terms of ASKs in 2017.

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 755 daily flights to 104 destinations. With a fleet of 118 aircraft and more than 10,000 crewmembers, the company has a network of 197 non-stop routes as of September 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This material fact includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 11, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer